UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

October 15, 2008
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

(c)   **Entry into Employment Agreement with Richard A. Maloney**

On October 21, 2008, Stage Stores, Inc. (the "Company") and Richard A. Maloney, the President and Chief Operating Officer of the Company's Peebles Division, entered into an Employment Agreement (the "Employment Agreement").   Among others, the Employment Agreement contains the following provisions:

1.   Term. The initial term of the Employment Agreement is thirty-six (36) months (the "Initial Term"). Upon the expiration of the Initial Term or any Renewal Period (as hereafter defined), the term of Mr. Maloney's employment will automatically be extended for an additional twelve (12) month period (a "Renewal Period"), unless either the Company or Mr. Maloney notifies the other party in writing at least thirty (30) days prior to the expiration of the Initial Term or the then current Renewal Period that the Employment Agreement will not be extended upon its expiration.

2.   Base Salary. Mr. Maloney will receive a base salary of $475,000 per year, or such other amount as the Company's Board of Directors (the "Board") may designate from time to time (the "Base Salary"). His performance will be evaluated annually, generally in March. Any future salary increases will be based on his individual performance and will be approved by the Board in its sole discretion.

3.   Performance Bonus. Mr. Maloney will be eligible for an annual performance bonus award. His current annual bonus target is 60% of his Base Salary and his maximum bonus amount is 120% of his Base Salary. The award of any bonus will be based upon financial earning parameters which will be determined by the Board in its sole discretion.

4.   Medical, Dental and Other Benefits. Mr. Maloney is eligible to enroll and participate in any and all benefit plans the Company provides to its executive officers and employees.

5. Automobile Allowance. The Company will provide Mr. Maloney with an automobile allowance in the amount of $1,000 per month to be allocated in his discretion, or such other amounts designated by the Board in its sole discretion.

6. Financial Planning Allowance. The Company will reimburse Mr. Maloney for any expenses incurred by him in connection with the preparation of taxes, estate planning or financial counseling up to a maximum of $5,000 per year, or such other annual amount designated by the Board in its sole discretion.

7.   Severance Benefits. Mr. Maloney is entitled to certain severance benefits as set forth in the Employment Agreement in the event that he resigns for good reason or the Company terminates his employment without good cause. Upon termination, he will be entitled to receive:

(i) any Base Salary earned and unpaid, and fringe benefits described in the Employment Agreement accrued and unpaid, through the date of the termination; (ii) one (1) times the aggregate of: (x) his Base Salary plus (y) his annual bonus target amount (currently 60% of Base Salary); and (iii) any performance bonus (currently 60% of Base Salary) for the fiscal year in which the termination occurs pro-rated through the date of the termination; provided, however, Mr. Maloney will not receive any portion of the performance bonus unless the Board determines in good faith that he would have been entitled to receive any performance bonus for the fiscal year in which the termination occurred. These severance payments will be paid in a lump sum.

8. **Change in Control.** In the event a change in control occurs and Mr. Maloney is not employed as President and Chief Operating Officer of the Peebles Division thereafter, Mr. Maloney will be entitled to receive, and Company or its successor will be obligated to pay: (i) any Base Salary earned and unpaid, and fringe benefits accrued and unpaid, through the date of the change in control; (ii) two times the aggregate of (x) his Base Salary plus (y) his annual bonus target (currently 60% of Base Salary); (iii) any performance bonus (currently 60% of Base Salary) for the fiscal year in which the change in control occurs pro-rated through the date of the change in control; provided, however, Mr. Maloney will not receive any portion of the performance bonus unless the Board determines in good faith that he would have been entitled to receive any performance bonus for the fiscal year in which the change in control occurred. Change in control payments will be paid in a lump sum.

Upfront Cash Payment. Mr. Maloney will receive a cash payment of $50,000 after thirty days employment.

Initial Equity Grants. On the first day of his employment (October 6, 2008), Mr. Maloney was granted the following equity awards under the Company's 2008 Equity Incentive Plan:

- 100,000 Stock Appreciation Rights that have a grant price of $11.03 (the closing price of the Company's common stock on October 6, 2008) and that will vest ratably over a four year period (i.e., 25% per year); and,

- 30,000 shares of restricted stock that will cliff vest three years from the first date of his employment (October 6, 2011).

(e) **Entry into Retirement Agreement with Named Executive Officer**

On October 15, 2008, Dennis Abramczyk and Stage Stores, Inc. (the "Company") entered into a Retirement Agreement, which terminated Mr. Abramczyk's Employment Agreement dated January 30, 2002. Consistent with the terms and conditions of his Employment Agreement, the Retirement Agreement provides that (i) the Company will make specified payments in the aggregate amount of $688,000 and a retirement bonus of $200,000 to Mr. Abramczyk, and (ii) Mr. Abramczyk has the right to continue his medical coverage under the terms of the Company's group medical plan applicable to its retired executives. The Company does not believe that the amount of the retirement payments to be paid Mr. Abramczyk and the cost of the benefits to be maintained on his behalf are material to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

October 21, 2008   /s/ Edward J. Record
  (Date)   Edward J. Record
                 Executive Vice President and
                 Chief Financial Officer